

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: reAlpha Tech Corp.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 17, 2024**
> **File No. 333-276334**

Dear Giri Devanur:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-11 filed May 17, 2024

Plan of Distribution, page 114

1. We note your disclosure on page 114 that broker-dealers may agree with the selling stockholders to sell a specified number of shares of your common stock at a stipulated price per share, and that the selling stockholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Exhibits

2. Please obtain and file an updated consent from your auditor, which references all of the periods/years covered by their report used in the Registration Statement.

   Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Gabriel Miranda, Esq.